Exhibit 99.1

VIVOPOWER ANNOUNCES “SUM OF THE PARTS” STRATEGIC VALUE MAXIMISATION REVIEW

Board initiated review following inbound M&A expressions of interest

Non binding letters of intent received for Tembo and Aevitas Kenshaw

LONDON, November 14, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the “Company”) has announced today that it has initiated a sum of the parts strategic value maximisation review in relation to the Company and has engaged a corporate adviser, Chardan, in this regard.

The strategic review has been prompted by inbound expressions of interest for both Tembo and Aevitas Kenshaw over the past few weeks. These transactions are currently in the due diligence phase and hence may not culminate in definitive agreements.

As a B Corporation, the VivoPower board is mindful of its fiduciary duties to maximise value for stakeholders, including shareholders. It remains committed as part of this strategic review process to delivering on the B Corp triple bottom line of people, profit and planet.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions or potential transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, competitiveness of offers to acquire businesses, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com